UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

OF THE SECURITIES EXCHANGE ACT OF 1934

eLong, Inc.

(Exact Name of Registrant as Specified in its Charter)

Block B, Xingke Plaza Building

10 Middle Jiuxianqiao Road

Chaoyang District

Beijing 100016, People’s Republic of China

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):                             No  ☒

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):                             No  ☒

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                      No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

On November 19, 2007 (Beijing time), eLong, Inc. (the “Company”) posted to its website certain supplemental information regarding the form of presentation of its third quarter 2007 unaudited financial results. The Company’s additional information is furnished as Exhibit 99.1. In addition, on November 14, 2007 (Beijing time), the Company’s management team hosted a conference call to discuss the earnings press release.

The information herein and in the press releases is intended to be furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934 (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933, as amended or the Exchange Act, except as expressly set forth by specific reference in such a filing.

Any statements contained in this document and any exhibits hereto concerning eLong’s future business, operating results and financial condition are “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. Words such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions as they related to the Company are intended to identify such forward-looking statements. These forward looking statements are based upon management’s current views and expectations with respect to future events and are not a guarantee of future performance. Furthermore, these statements are, by their nature, subject to a number of risks and uncertainties that could cause actual performance and results to differ materially from those discussed in the forward-looking statements as a result of a number of factors. Factors that could affect the Company’s actual results and cause actual results to differ materially from those included in any forward-looking statement include, but are not limited to, eLong’s historical operating losses, its limited operating history, the risk that eLong will not be able to attract and retain customers in a cost effective manner, the risk that eLong will not be able to strengthen the eLong brand, the risk that eLong will not be successful in competing against new and existing competitors, changes in eLong’s management team and other key personnel, eLong’s reliance on having good relationships with hotel suppliers and airline ticket suppliers, our reliance on the Travelsky GDS system for our air business, declines or disruptions in the travel industry, the recurrence of SARS, an outbreak of bird flu, the possibility that eLong will be unable to timely comply with Section 404 of the Sarbanes-Oxley Act of 2002 with respect to our auditor’s requirement in future years to issue an attestation report on internal control over financial reporting, risks associated with Expedia, Inc.’s (Nasdaq: EXPE) majority ownership interest in eLong and the integration of eLong’s business with that of Expedia’s, subsequent revaluations of the Chinese currency, and other risks outlined in eLong’s filings with the U.S. Securities and Exchange Commission (or SEC), including eLong’s Form 20-F filed with the SEC in connection with the Company’s fiscal year 2006 results. Readers are cautioned not to place undue reliance on any forward-looking statements, which speak only as of their dates.

Exhibits.

99.1	Proforma Business Tax Presentation Effect for 2006 and 2007 year-to-date (Unaudited); posted to the Company’s website on November 19, 2007.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DATED: November 19, 2007	ELONG, INC.

	By:	/s/ Chris Chan
	Name:	Chris Chan
	Title:	Chief Financial Officer

Exhibit 99.1

Proforma Business Tax Presentation Change Effect for 2006 (Unaudited)

	As Originally Reported				As Adjusted *				Effect of Change
	Three months end				Three months end				Three months end
Year 2006	Mar. 31 2006	Jun. 30 2006	Sept. 30 2006	Dec. 31 2006	Mar. 31 2006	Jun. 30 2006	Sept. 30 2006	Dec. 31 2006	Mar. 31 2006	Jun. 30 2006	Sept. 30 2006	Dec. 31 2006
	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)
Gross revenues	53,453	66,793	74,580	69,718	53,453	66,793	74,580	69,718	—	—	—	—

Business tax and surcharges	—	—	—	—	(3,013)	(3,643)	(4,064)	(4,347)	(3,013)	(3,643)	(4,064)	(4,347)

Net revenues	53,453	66,793	74,580	69,718	50,440	63,150	70,516	65,371	(3,013)	(3,643)	(4,064)	(4,347)

Cost of services	(13,173)	(15,285)	(17,124)	(16,651)	(13,173)	(15,285)	(17,124)	(16,651)	—	—	—	—

Gross profit	40,280	51,508	57,456	53,067	37,267	47,865	53,392	48,720	(3,013)	(3,643)	(4,064)	(4,347)

Operating expenses
Service development	(10,475)	(10,094)	(10,718)	(10,569)	(10,475)	(10,094)	(10,718)	(10,569)	—	—	—	—
Sales and marketing	(21,849)	(25,302)	(25,331)	(26,555)	(21,849)	(25,302)	(25,331)	(26,555)	—	—	—	—
General and administrative	(20,185)	(13,355)	(15,376)	(12,611)	(20,185)	(13,355)	(15,376)	(12,611)	—	—	—	—
Amortization of intangibles	(265)	(265)	(265)	(265)	(265)	(265)	(265)	(265)	—	—	—	—
Business tax and surcharges	(3,013)	(3,643)	(4,064)	(4,347)	—	—	—	—	3,013	3,643	4,064	4,347

Total operating expenses	(55,787)	(52,659)	(55,754)	(54,347)	(52,774)	(49,016)	(51,690)	(50,000)	3,013	3,643	4,064	4,347

Income/(loss) from operations	(15,507)	(1,151)	1,702	(1,280)	(15,507)	(1,151)	1,702	(1,280)	—	—	—	—

Note – Effective from third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). The Company believes the net presentation is a preferable accounting principle because the revenue amount after deduction of business tax expense and related surcharge represents the benefit to be retained by the Company. Amounts for all prior periods presented have been reclassified and presented above for comparative purposes.

Proforma Business Tax Presentation Change Effect for 2007 Q1-Q3 (Unaudited)

	As Originally Reported			As Adjusted *			Effect of Change
	Three months end			Three months end			Three months end
Year 2007	Mar. 31 2007	Jun. 30 2007	Sept. 30 2007	Mar. 31 2007	Jun. 30 2007	Sept. 30 2007	Mar. 31 2007	Jun. 30 2007	Sept. 30 2007
	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)	RMB (‘000)
Gross revenues	65,281	78,431	83,862	65,281	78,431	83,862	—	—	—

Business tax and surcharges	—	—	—	(3,675)	(4,026)	(4,776)	(3,675)	(4,026)	(4,776)

Net revenues	65,281	78,431	83,862	61,606	74,405	79,086	(3,675)	(4,026)	(4,776)

Cost of services	(17,701)	(20,701)	(20,807)	(17,701)	(20,701)	(20,807)	—	—	—

Gross profit	47,580	57,730	63,055	43,905	53,703	58,279	(3,675)	(4,026)	(4,776)

Operating expenses
Service development	(10,594)	(12,257)	(12,196)	(10,594)	(12,257)	(12,196)	—	—	—
Sales and marketing	(27,020)	(29,313)	(36,858)	(27,020)	(29,313)	(36,858)	—	—	—
General and administrative	(11,188)	(13,540)	(18,277)	(11,188)	(13,540)	(18,277)	—	—	—
Amortization of intangibles	(265)	(265)	(265)	(265)	(265)	(265)	—	—	—
Write-down of property and equipment and intangibles	—	(526)	—	—	(526)	—	—	—	—
Business tax and surcharges	(3,675)	(4,026)	(4,776)	—	—	—	3,675	4,026	4,776

Total operating expenses	(52,742)	(59,927)	(72,372)	(49,067)	(55,902)	(67,596)	3,675	4,026	4,776

Income/(loss) from operations	(5,162)	(2,197)	(9,317)	(5,162)	(2,197)	(9,317)	—	—	—

Note – Effective from third quarter 2007, business tax expense and related surcharges have been presented on a net basis (excluded from revenues). The Company believes the net presentation is a preferable accounting principle because the revenue amount after deduction of business tax expense and related surcharge represents the benefit to be retained by the Company. Amounts for all prior periods presented have been reclassified and presented above for comparative purposes.